United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

PARTICIPATING DEBENTURES 2H20 1

www.vale.com vale.ri@vale.com Tel.: (55 21) 3485-3900 Investor Relations Department Ivan Fadel Andre Werner Samir Bassil Mariana Rocha Any additional information about the participating debentures, including the Prospectus for Public Trading of Participating Debentures, can be obtained on our website, www.vale.com/Investors/Equity and Debt/ Participating debentures, from GDC Partners Serviços Fiduciários DTVM Ltda. as fiiduciary agent for the debentures, www.gdcdtvm.com.br, and from the CVM (Brazilian Securities and Exchange Commission). 2 Ticker code: CVRDA6

Second half of 2020 (2H20)

Rio de Janeiro, March 31st, 2021 – Vale will pay today, R$ 1,073,384,601.47, equivalent to R$ 2. 762474802 per participating debenture[1], related to the total premium for the period between July and December of 2020 (2H20). The financial settlement will occur on April 1st, 2021.

The total premium for 2H20 refers to (i) 1.80% of the net revenues from the sale of iron ore fines from the Northern System and (ii) 1.25% of the net revenues from the sale of copper concentrate from the Sossego mine and (iii) complementary amount of R$ 126,000.00, referring to the sale of 01 (one) area, belonging to the Carajás research block, in Pará, referring to the manganese asset of the Sereno mining right negotiated with Recursos Minerais do Brasil - RMB.

Participating debentures premium

6-month period ending on December 31st, 2020 (R$)	
Premium on iron ore from the Northern System	1,048,637,358.24
Premium on copper concentrate	24,621,243.23
Premium on disposal of mining rights	126,000.00
Total premium	**1,073,384,601.47**
Premium per debenture	**2.762474802**

Premium of participating debentures

R$/shareholders' debenture – 2H13/2H20


2H13 0.32
1H14 0.41
2H14 0.32
1H15 0.26
2H15 0.33
1H16 0.42
2H16 0.62
1H17 0.58
2H17 0.69
1H18 0.67
2H18 0.98
1H19 1.01
2H19 1.30
1H20 1.27
2H20 2,76

Income tax will be charged on the amount to be paid to debenture holders, as fixed-income investments, applying the rate in relation to the individual situation of the beneficiary, with the exception of those who can provide legal, unequivocal, and proof that they are exempt or subject to a differentiated taxation.

Annual premium of participating debentures

Year	Per debenture (R$)	Total amount (R$)
2011	0.057	22,372,791.36
2012	0.057	22,260,404.79
2013	0.341	132,642,793.33
2014	0.732	284,859,604.30
2015	0.594	230,899,093.47
2016	1.043	405,149,990.84

[1] In our previous reports, we referred to the participating debenture as "shareholders debenture".

3

2018 1.654 642,842,084.48 2020 4.034 1,567,329,193.88 4 20192.316900,017,354.07 20171.270493,550,875.87

Iron ore

In 2H20, sales of iron ore totaled 148.0 Mt out of which 106.9 Mt correspond to the sales volumes in the Northern System. Sales of Vale's iron ore, net of maritime freight costs, totaled R$ 87.2 billion in 2H20, out of which R$ 63.2 billion correspond to the Northern System. After applying the discounts provided in the Deed of Debentures to calculate the net revenues, among which R$ 3.1 billion are related to transportation expenses, and the percentage of 1.8%, the value of the premium related to net revenues of iron ore from the Northern System is R$ 1,048.6 million.

Premium on iron ore

R$ million	2H20	1H20	2H19	1H19	2H18
Net sales revenues from the Northern System[1]	58,257.6	26,650.4	27,730.0	21,265.1	20,472.8
% basis for calculation	1.8%	1.8%	1.8%	1.8%	1.8%
Premium on iron ore (R$ million)	**1,048.6**	**479.7**	**499.1**	**382.8**	**368.5**

[1] Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

In Vale's Southeastern System, iron ore sales from the mineral deposits covered by the Private Deed for Participating Debentures totaled 1.469 billion metric tons until December 31th, 2020, an increase of 12 million metric tons in relation to June 30th, 2020. Vale's expectation, based on the operational resumption plan and on the sales plan for iron ore originated from the mining rights covered by the Deed of Debenture, is that the accumulated sales volumes of 1.7 billion metric tons of the Southeastern System will be reached in 2024, threshold from which the condition for the payment of the premium, under the terms of the Deed, would be fulfilled. However, such forecast may not be confirmed, implying in the anticipation or postponement of the aforementioned date in order to obtain the cumulative sales levels.

5

Copper concentrate

In 2H20, sales of copper concentrate from Sossego totaled 174 thousand metric tons, 11.7% higher than the 156 thousand metric tons in the previous semester.

Sales of this product generated net revenues of R$ 1,969.7 million, a 72.9% increase when compared to the R$ 1,139.0 million in the previous semester.

The premium related to the sales of copper concentrate of R$ 24,621,243.23, is calculated from the application of the 1.25% percentage on the net sales revenue of R$ 1,969.7 million.

Premium on copper concentrate

R$ million	2H20	1H20	2H19	1H19	2H18
Net sales revenue[1]	1,969.7	1,139.0	553.1	895.4	1,070.1
% basis for calculation[2]	1.25%	1.25%	1.25%	1.25%	1.25%
Premium on copper concentrate	**24.6**	**14.2**	**6.9**	**11.2**	**13.4**

[1] Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

[2] On April 15, 1997, Vale only had a 50% stake in Mineração Serra do Sossego S.A. (Sossego). In 2001 Vale bought the remaining 50% of Sossego from Phelps Dodge do Brasil Mineração Ltda. Hence, the percentage basis for calculating premium is 2.5%, as described in the Deed of Issue of Debentures, multiplied by the Vale's share in the project at the time, 50%, and therefore, equal to 1.25%.

6

Sales and leasing of mining rights

In 2H20 there was no leasing of mining rights contained in the Deed of Debentures.

In 2H20, 01 mining rights was sold, as per the Debenture Deed, referring to the ANM 850.884/1983 process.

Changes in mining rights

In 2H20, there was a change in the number of areas and hectares in comparison with the previous semester, with a reduction of 11 mining processes, totaling 95,073.67 hectares.

The mining right in in force on December 31, 2020 covered by the Deed of Issue of the Debenture, amount 304 processes, equivalent to 1,556,384.89 hectares and are shown in the attached Inventory of Mining rights (in Portuguese only).

Projects under development

On February 25th, 2021, Vale announced its 4Q20 financial results, which are available on our website: http://www.vale.com/EN/investors/information-market/quarterly-results/Pages/default.aspx

The following table presents the evolution of the announced projects related to future income from participating debentures.

Project	Status	Related future premium
Serra Sul 120 Mtpy Development of new mining fronts in Serra Sul. Duplication of the long-distance conveyor belt, new processing lines and the expansion of stockpiling areas. Located in the Southern range of Carajás, Pará, Brazil. Estimated nominal capacity of 20 Mtpy.	• The project, approved in August 2020, is at an early stage, progressing on equipment and service procurement activities and engineering plan improvements.	Payment of 1.8% of net sales as from the beginning of sales volumes.
Northern System 240 Mtpy Expansion of the S11D project, adding 10 Mtpy to the Northern System nominal capacity. It is located in the Southern range of Carajás, Pará, Brazil.	• The project has achieved substantial progress on the project's mine front, starting construction work on conveyor lines and stockyards. • The project reached 59% of physical progress.	Payment of 1.8% of net sales as from the beginning of sales volumes.

7

Attachment – Inventory of Mining Rights concession São Félix do Xingu, Parauapebas, Canaã dos Carajás, Marabá, Tucumã, Curionópolis e Água Azul do Norte Gold, silver, copper, iron, manganese, nickel, quartzite, granite, beryl, tin, tantalum Mining concession Carajás PA 275,118.79 concession Guanhães, Morro do Pilar, Sabinópolis, Senhora do Porto and Conceição do Mato Dentro Espinhaço Mining concession MG Gold, iron 23,312.99 do Norte, Ourilândia do Norte PA 29,253.00 Sapropelite, sulphur, phosphate, manganese, gold, titanium Application to carry out research Almeirim, Mazagão and Monte Alegre AP, PA Parú Jari Sul 1,164,223.50 Ferrífero Gonçalo do Rio Abaixo, quartz, manganese, concession Riacho dos Machados Rio Pardo de Minas and Riacho dos Machados Application to mine MG Iron, zinc 11,100.25 Lagamar permit 2 Most advanced stage of all areas in the block. 8 VazanteVazante, Coromandel andMGZinc10,353.72Research Santa Bárbara, Mariana, Nova Lima, Itabira,Dolomite, iron, gold, QuadriláteroBrumadinho, Ouro Preto, São MGarsenic, vanadium,35,304.65Mining Barão de Cocais, Caeté, Riosilver, nickel Piracicaba e Catas Altas GradaúsRio Maria, Bannach, CumarúTungsten, chromium,Application and Tucumãsilverto mine CorumbáLadário and CorumbáMTIron7,034.76Mining BlockMunicipalityStateSubstance(s)HectaresStage2 CachoeiroCachoeiro do ItapemirimESLimestone683.23Mining

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 31, 2021		Head of Investor Relations